                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      CTC Cosmetics Holdings Company, Inc.,
                      -------------------------------------
                             a Delaware corporation
                                (Name of Issuer)

                    Common Stock,US$.004 par value per Share
                    ----------------------------------------
                        (Title of Classes of Securities)

                                  033-23884-LA
                                  ------------
                              (Commission File No.)

                                   87-0415594
                                   ----------
                              (I.R.S. Employer No.)

                                Andrew K. Proctor
                                Managing Director
                       Voyager Management (Bermuda), Ltd.
                        129 Front Street, Penthouse Suite
                                 Hamilton, Hm12
                                     Bermuda
                             Telephone: 441-296-4545

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 1997
                                 --------------
             (Date of Event Which Requires Filing of This Statement)


If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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
--------------------------------------------                                              -----------------------------------------
COMMISSION FILE NO.                                             13 D                      PAGE 2 OF 12 PAGES
033-23884-LA
--------------------------------------------                                              -----------------------------------------



------- ----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        VOYAGER SELECT IPO FUND, LTD.
------- ----------------------------------------------------------------------------------------------------------------------------
2                                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (A) [ ]
                                                                                                                             (B) [X]

------- ----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)       [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
6       CITIZEN OR PLACE OF ORGANIZATION
        BERMUDA
-------------------------- ------- -------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
      NUMBER OF
        SHARES                 ON MARCH 21, 1997, CTC COSMETICS HOLDINGS COMPANY, INC., (THE "ISSUER") SOLD TO THE REPORTING
     BENEFICIALLY              PERSON, IN AN OFFSHORE PRIVATE PLACEMENT,  $500,000 OF 8% CONVERTIBLE DEBENTURES DUE MARCH 31,
       OWNED BY                1998.  THE PRINCIPAL AMOUNT OF THE DEBENTURES MAY BE CONVERTED AT ANY TIME, AT THE OPTION OF THE
         EACH                  REPORTING PERSON, AT A CONVERSION PRICE EQUAL TO THE LOWER OF 50% OF THE AVERAGE CLOSING BID PRICE
   REPORTING PERSON            OF COMMON STOCK FOR 5 BUSINESS DAYS IMMEDIATELY PRECEDING THE CONVERSION DATE OR $2.50 PER SHARE.
                               IN ADDITION TO THE DEBENTURES, THE REPORTING PERSON  RECEIVED WARRANTS TO PURCHASE 50,000 SHARES
                               OF COMMON STOCK OF THE ISSUER AT AN EXERCISE PRICE EQUAL TO 50% OF THE CLOSING BID PRICE OF COMMON
                               STOCK AT THE DATE OF EXERCISE.  THE WARRANTS CAN BE EXERCISED AT ANY TIME.  IF ALL THE DEBENTURES
                               AND THE WARRANTS WERE ALL CONVERTED OR EXERCISED, AS APPLICABLE, THE REPORTING PERSON WOULD  OWN,
                               AS OF JANUARY 20, 1998, 2,345,292 SHARES OF ISSUER COMMON STOCK, AND WOULD  HOLD SOLE VOTING POWER
                               FOR ALL SUCH STOCK.  UNDER THE BENEFICIAL OWNERSHIP PROVISIONS OF RULE 13-D, THE REPORTING PERSON
                               HAS BENEFICIAL OWNERSHIP OF ALL SUCH ISSUER COMMON STOCK THROUGH THE REPORTING PERSON'S ABILITY TO
                               OBTAIN SUCH STOCK BY CONVERSION OR EXERCISE OF THE DEBENTURES AND WARRANTS.

                       ------- ----------------------------------------------------------------------------------------------------
                       8       SHARED VOTING POWER
                               -0-
                       ------- ----------------------------------------------------------------------------------------------------

                       9       SOLE DISPOSITIVE POWER

                               IF ALL THE DEBENTURES AND THE WARRANTS
                               WERE ALL CONVERTED OR EXERCISED, AS
                               APPLICABLE, THE REPORTING PERSON WOULD
                               OWN, AS OF JANUARY 20, 1998, 2,345,292
                               SHARES OF ISSUER COMMON STOCK, AND WOULD
                               HOLD SOLE DISPOSITIVE POWER FOR ALL SUCH
                               STOCK.

                       ------- ----------------------------------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               -0-
------- ----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        IF ALL THE DEBENTURES AND THE WARRANTS WERE ALL CONVERTED OR
        EXERCISED, AS APPLICABLE, THE REPORTING PERSON WOULD OWN, AS OF
        JANUARY 20, 1998, 19.1% SHARES OF ISSUER COMMON STOCK.
        .
------- ----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                                 [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.1% OF ALL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF THE
        ISSUER (IF ALL THE DEBENTURES AND THE WARRANTS WERE ALL CONVERTED OR
        EXERCISED, AS APPLICABLE, AS OF JANUARY 20, 1998)

------- ----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO  AND IV [NON-UNITED STATES INVESTMENT COMPANY]

------- ----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         ITEM 1.  Security and Issuer.

         This statement relates to the Common Stock,US$.004 par value per Share of CTC Cosmetics Holdings Company, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is No. 80 Liu Tuang Road Pudong, Shanghai, China. The Issuer's principal executive officers, as indicated in the Issuer's filings with the Securities and Exchange Commission, are:


               Paul K.W. Tso        Chairman, Director, CEO
               Mark K.W. Lee        Vice Chairman, Director,
                                                     President/Secretary
               Yung Fung Che        Director
               Corrie C. H. Lee     Director
               Audrey W. Leung      Director
               Joanne Leung         Chief Financial Officer
               Jack G. Shi          Vice President and
                                                     Secretary

The business address for each of the above principal officers of the Issuer is the same as the Issuer's principal address.

         Item 2.  Identity and Background.

         The person filing this statement is VOYAGER Select IPO Fund, Ltd, a Bermuda corporation, ("VOYAGER"). VOYAGER'S principal business is making investments. The address of VOYAGER'S principal business and office is 129 Front Street, Penthouse Suite, Hamilton, HM12, BERMUDA. VOYAGER is a citizen of Bermuda.

         VOYAGER has not, during the last five years, been convicted in a criminal proceeding. VOYAGER has not, during the last five years, been subject to any judgment, decree or final order with respect to any federal or state securities laws.

         VOYAGER has two executive officers and five directors, for whom VOYAGER provides the following information:

         OFFICERS AND DIRECTORS:

                  (a)      Andrew K. Proctor
                           Managing Director

                  (b)      Business address:
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (c)      Principal Occupation:
                           Executive Officer and Director
                           Voyager Management (Bermuda), Ltd.
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (d) During the past five years, Andrew K. Proctor has not been convicted in a criminal proceeding.

                  (e) During the past five years, Andrew K. Proctor has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

                  (f)      Citizenship: United States.

                  (a)      Paul D. Lemmon
                           Managing Director

                  (b)      Business address:
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (c)      Principal Occupation:
                           Executive Officer and Director
                           Voyager Management (Bermuda), Ltd.
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (d) During the past five years, Paul D. Lemmon has not been convicted in a criminal proceeding.

                  (e) During the past five years, Paul D. Lemmon has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

                  (f)      Citizenship:  Canada.

                  (a)      Anthony D. Whaley
                           Director

                  (b)      Business address:
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (c)      Principal Occupation:
                           Attorney, Partner
                           Conyers, Dill & Pearman
                           Hamilton Bermuda

                  (d) During the past five years, Anthony D. Whaley has not been convicted in a criminal proceeding.

                  (e) During the past five years, Anthony D. Whaley has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

                  (f)      Citizenship: British.

                  (a)      Thomas H. Davis
                           Director

                  (b)      Business address:
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (c)      Principal Occupation:
                           President
                           Winchester Global Trust Company Limited
                           Hamilton BERMUDA

                  (d) During the past five years, Thomas H. Davis has not been convicted in a criminal proceeding.

                  (e) During the past five years, Thomas H. Davis has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

                  (f)      Citizenship: British.

                  (a)      Nicholas C. Severis
                           Director

                  (b)      Business address:
                           129 Front Street, Penthouse Suite
                           Hamilton, HM12
                           BERMUDA

                  (c)      Principal Occupation:
                           Managing Director
                           Severis S.A.
                           Geneva, SWITZERLAND

                  (d) During the past five years, Nicholas C. Severis has not been convicted in a criminal proceeding.

                  (e) During the past five years, Nicholas C. Severis has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

                  (f)      Citizenship: Greek.

         Item 3.  Source and Amount of Funds or Other Consideration.

         VOYAGER's funds were obtained as equity contributions from various international investors. Each officer and director of VOYAGER disclaims any personal investment in the Issuer, and no source of funds is therefore applicable.

         Item 4.  Purpose of Transaction.

         VOYAGER originally purchased the Debentures and Warrants to hold for investment purposes. VOYAGER intends to continue to evaluate all of its possible options and reserves the right to act on any of them. VOYAGER now intends to work with Issuer management to address the Issuer's recent uncertainties in a constructive fashion, and to cooperate with current Issuer management. Except to the extent indicated above, VOYAGER presently has no plans or proposals to do Items (a) through (j) of Item 4.

         Each officer and director of VOYAGER disclaims any personal investment in the Issuer, and this Item 4 is therefore not applicable to them.

         Item 5.  Interest in Securities of the Issuer.

                  (a) If all the Debentures and the Warrants were all converted or exercised, as applicable, the Reporting Person would own, as of January 20, 1998, 2,345,292 shares of Issuer Common Stock. Under the beneficial ownership provisions of Rule 13-d, the Reporting Person has beneficial ownership of all such Issuer Common Stock through the Reporting Person's ability to obtain such stock by conversion or exercise of the Debentures and Warrants.

                  (b) The Reporting Person is the beneficial holder of 19.1% of all issued and outstanding shares of Common Stock of the Issuer, as of January 20, 1998 (if all the Debentures and the Warrants were converted or exercised, as applicable).

                  (c) The Reporting Person's transactions in the Issuer's securities are set forth in the following table:

                                 SECURITY REPORT
                            05/27/96 THROUGH 01/09/98


                                                                                                      INVEST.        CASH+
   DATE     ACTION     SECUR       CATEG       PRICE        SHARES     COMMSSN         CASH           VALUE         INVEST.
------      ------     -----       -----       -----        ------     -------         -----          -------       -------

03/21/97    Buy       CTC Cos...            50,000.00           10                  -500,000.00      50,000.00
03/21/97    Buy       CTC Cos...                            50,000                         0.00           0.00
09/30/97    Buy       CTC Cos...                1 7/8       10,667                   -20,000.62      20,000.62

12/19/97    Sell      CTC Cos...                0.400       10,000      100.00        18,750.00     -18,750.00
                                 _RlzdGain                                           -14,850.00                    -14,850.00

                                                                                    -----------     ----------     ----------
            TOTAL 05/27/96-01/09/98                                                 -516,100.62     501,250.62     -14,850.00

               (d) Not applicable.

               (e) Not applicable.

  Each officer and director of VOYAGER disclaims any investment in the Issuer.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

         Item 7.  Material to be Filed as Exhibits.

                  None.


                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998
                                ANDREW K. PROCTOR
                                Managing Director


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